Exhibit 99.2

Control Number:	Number of Shares:	Registered Shareholder:

Global Mofy AI Limited

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China, 100000

PROXY

Solicited on Behalf of the Board of Directors for the Extraordinary General Meeting of Shareholders

on September 2, 2026 at 10:00 a.m., Beijing Time

(September 1, 2026, at 10:00 p.m. Eastern Time)

The undersigned hereby appoints Mr. Haogang Yang as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Global Mofy AI Limited (the “Company”) which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “Meeting”) and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” in Items 1, 2, 3, 4, and 5.

Proposal 1

By an ordinary resolution, that:

i. the ordinary resolution passed by shareholders at the annual general meeting of the Company held on January 5, 2026 (the “Previous Meeting”) approving that all of the authorised, issued, and outstanding Shares (as defined below) be consolidated at any one time or multiple times during a period of up to three (3) years after the date of the Previous Meeting, at the exact consolidation ratio and effective time as the Board may determine in its sole discretion, provided always, that the accumulated consolidation ratio for any and all such share consolidation(s) shall be no less than two (2)-for-one (1) nor greater than five-hundred (500)-for-one (1), with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of such class as set out in the Company’s current amended and restated memorandum and articles of association (the “Shareholder Approval”) be confirmed, approved and ratified;

ii. the share consolidation effected pursuant to the Shareholder Approval on a 50 for 1 ratio with effect from June 11, 2026 (the “Effective Date”) by resolutions of directors of the Company be confirmed, approved and ratified;

iii. the consolidation of the authorised, issued, and outstanding Class A ordinary shares and Class B ordinary shares of the Company (collectively, the “Shares”) on a 50 for 1 ratio (the “Share Consolidation”), pursuant to which every 50 Shares of par value US$0.00003 each be consolidated into one Share of par value US$0.0015, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares as set out in the Company’s memorandum and articles of association, be confirmed, approved and ratified;

iv. the rounding of fractional entitlements to Shares in connection with the Share Consolidation up to the next whole Share be confirmed, approved and ratified;

v. the change to the authorised share capital of the Company from US$1,020,000.00 divided into 30,000,000,000 Class A Ordinary Shares with par value of US$0.00003 each and 4,000,000,000 Class B Ordinary Shares with par value of US$0.00003 each to US$1,020,000.00 divided into 600,000,000 Class A ordinary shares with a par value of US$0.0015 each and 80,000,000 Class B Ordinary Shares with a par value of US$0.0015 each be confirmed, approved and ratified; and

vi. each director, officer and authorised signatory of the Company from time to time is authorised and instructed to make all necessary or desirable filings with the Registrar of Companies relating to the Share Consolidation.

	☐ For	☐ Against	☐ Abstain

Proposal 2	By a special resolution, that immediately following the Share Consolidation, the adoption of the Company’s fifth amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s fourth amended and restated memorandum and articles of association, to reflect the Share Consolidation be confirmed, approved and ratified.
	☐ For	☐ Against	☐ Abstain

Proposal 3

By an ordinary resolution, that:

i. all of the authorized, issued, and outstanding Shares be consolidated for one time, at a consolidation ratio of sixteen (16) to one (1), and on the 10th trading day after closing price of the Class A Ordinary Shares fails to meet the bid price requirement during a period of up to six (6) months after the date of the Meeting (the “New Share Consolidation”), with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of each class as set out in the Company’s current amended and restated memorandum and articles of association;

ii. the change to the authorised share capital of the Company from US$1,020,000.00 divided into 600,000,000 Class A ordinary shares with a par value of US$0.0015 each and 80,000,000 Class B Ordinary Shares with a par value of US$0.0015 each to US$1,020,000.00 divided into 37,500,000 Class A ordinary shares with a par value of US$0.024 each and 5,000,000 Class B Ordinary Shares with a par value of US$0.024 each be confirmed, approved and ratified; and

iii. no fractional shares be issued in connection with the New Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the New Share Consolidation, the total number of shares to be received by such shareholder be rounded up to the next whole share.

	☐ For	☐ Against	☐ Abstain

Proposal 4	By a special resolution, that subject to and immediately following the New Share Consolidation, to adopt a further amended and restated memorandum of association of the Company in the form set out in Annex A to the accompanying proxy statement (the “Sixth Amended and Restated Memorandum and Articles of Association”), in substitution for, and to the entire exclusion of, the amended and restated memorandum of association of the Company then currently in effect, to reflect the New Share Consolidation.
	☐ For	☐ Against	☐ Abstain

Proposal 5	By an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two, Proposal Three and Proposal Four.
	☐ For	☐ Against	☐ Abstain

In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the Meeting, or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: ____________________________________, 2026

_______________________________________________

Signature

_______________________________________________

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title.

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764.

OR

You may sign, date, scan and email your scanned Proxy Card to Proxy@Transhare.com.

OR

You may vote online through the Internet:

1.	Go to www.transhare.com at any time 24 hours a day and click on Vote Your Proxy.

2.	Login using the control number located in the top left hand corner of this proxy card.

3.	Access the proxy voting link within that website to vote your proxy.

If you vote your proxy on the Internet, you do not need to mail back or email your Proxy Card.

The Proxy Statement and the form of Proxy Card are available at www.transhare.com.

Consent to electronic delivery of proxy material: __________________________ (email address).

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